ASSURED PHARMACY, INC.
5600 Tennyson Parkway, Suite 390
Plano, TX 75024
972-473-4033

June 21, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Daniel Greenspan

Re:         Assured Pharmacy, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed June 14, 2013
File No. 333-181361

Dear Mr. Greenspan:

We have reviewed your May 22, 2013 comment letter regarding Post-Effective Amendment No. 1 to the registration statement on form S-1 of Assured Pharmacy, Inc. (the “Registrant”) filed on May 14, 2013.  Post-Effective Amendment No. 1 has been revised in conformity with your comments, and was filed as an amendment by the Registrant on June 14, 2013 (the “Filing”).

Your original comment to Post-Effective Amendment No. 1 was:

Please amend this filing to include financial information for the first quarter of 2013.  In doing so, you may incorporate by reference to the Quarterly Report on Form 10-Q that you filed on May 15, 2013.

The Filing included updated financial information reflecting the first quarter of 2013.  This information was also relayed to Mr. Scot Foley of your office on June 19, 2013, at which time he informed us that we may request that the Filing be made effective.

We therefore request that Post-Effective Amendment No. 1 be made effective as soon as practicable after your receipt of this letter.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of all disclosures in the Filing.  In addition, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Daniel Greenspan
June 21, 2013

●
the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defenses in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the Filing, please feel free to contact me at 972-473-4033, extension 201.  Thank you.

Sincerely,

ASSURED PHARMACY, INC.

/s/ Brett Cormier
     Brett Cormier
     Chief Financial Officer